NEPTUNE
MARINE

82-34919



06013641

28 April 2006

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 17 2006 WASH. D.C. 185 SECTION

Dear Filing

NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS

Please find attached March 2006 ASX announcements for Neptune Marine Services Limited. These documents relate to a submission by Neptune under Rule 12g3-2(b).

Yours sincerely
NEPTUNE MARINE SERVICES LTD

pp Clive Langley
Executive Director

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

5/23

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

Questions 1 to 10 – Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 – Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Questions 35 to 37 – Not Applicable

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**13,000,000 ordinary fully paid shares; and 17,650,000 options exercisable at $0.20 each on or before 31 December 2010.**
39	Class of +securities for which quotation is sought	**Refer Question 38 above.**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period.**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
34,030,501	**Ordinary fully paid shares.**
24,009,875	**Options exercisable at $0.20 each on or before 31 December 2010**

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **13 April 2006**
Company secretary

Print name: **Kim Hogg**

== == == == ==

+ See chapter 19 for defined terms.

Media Release **19 April 2006**

Neptune Marine announces Strategy for Growth

- Neptune to broaden range of services in Merchant Marine, Defence and Marine Infrastructure sectors
- Company to aggressively target Oil & Gas sector as a major growth driver
- Combination of organic growth opportunities and acquisitions to be pursued
- New management team in place
- Board composition strengthening

Marine services company, Neptune Marine Services Limited (ASX:NMS), today announced that its Board of Directors has approved the company's ***Strategy for Growth***. Neptune will significantly broaden its range of services in the Merchant Marine, Defence and Marine Infrastructure sectors, and expand its operations into the Oil & Gas sector.

Neptune's Managing Director, Mr Christian Lange, who was appointed in February of this year, said the company's growth will be driven organically, and fast-tracked by pursuing strategic acquisitions.

"In the Merchant Marine, Defence and Marine Infrastructure sectors, Neptune has developed a solid reputation and we are now aggressively capitalising on this to broaden our service lines, customer base and geographical reach. As an immediate priority, we are also aggressively targeting the Australian Oil & Gas sector as a major driver of future growth.

"The company's focus will be to deliver to customers a suite of maintenance-based services that significantly increase Neptune's revenue and secure longer-term projects that produce recurring and predictable revenue streams."

Phase 1 of a two-phase growth program is already underway and completion is expected within 18 months. This phase will establish Neptune as a broad-based service provider in the Australian market, and expand the company's underwater welding technology, NEPSYS, internationally. Phase 2 involves expanding the company's complete service model internationally.

In Australia, Neptune will establish a fully integrated service model encompassing project management, underwater inspection and non-destructive testing, underwater construction, maintenance and repair, and corrosion management.

"These new services are a natural extension of our core capabilities. Initial feedback from customers is very positive, and they support our full service model.

"There is a lot of scope to secure new projects in the Oil & Gas sector, and this is an immediate focus. To strengthen our presence in this market, we will pursue acquisitions that deliver more capabilities and scale to Neptune's business. Opportunities are currently under consideration."

In the short term, Neptune will continue to broaden demand for NEPSYS and underwater painting services by expanding into international markets, notably Asia and the Gulf of Mexico.

"We are already witnessing the potential of the NEPSYS technology and there is significant scope to secure new work in the Oil & Gas, Merchant Marine, Defence and Marine Infrastructure sectors.

Mr Lange said the ***Strategy for Growth*** is underpinned by increasing the skill base of Neptune's management team and further strengthening the Board of Directors. The stronger management team and the Board have the combined skills and reputations to grow the company's presence in the Oil & Gas sector.

"We have already taken action to harness the talent of the existing Neptune team as well as broaden the skill base required to drive expansion. Geoff O'Connor has been appointed as the new head of marketing and business development. Geoff was recently with Lloyds Register and has a further 12 years' experience with Shell. Attracting the right talent is a key factor in driving growth.

"The experience and skills of the Board is also a critical factor for Neptune. The recent appointment of Non-Executive Director David Agostini is a major coup for the company. David has a wealth of experience in the Oil & Gas sector and is a recognised leader in the national energy market. David is reviewing the skills and composition of the Board to support future growth.

"This is an exciting time for Neptune. We are confident that our ***Strategy for Growth*** will drive revenue and earnings and translate into increased returns for shareholders," Mr Lange said.

Neptune Marine Services *wish to inform the market of an audio broadcast with* ***Christian Lange, Managing Director*** *who will be discussing* ***Strategy for Growth*** *The presentation is available at www.boardroomradio.com at 11:30am EST, on Wednesday, April 19th.*

Neptune Marine Services project manages and delivers quality sub sea maintenance services to the Oil and Gas and Maritime industries.

Our flagship technology delivers long lasting, high quality in situ repairs to platforms, pipelines, vessels and marine infrastructure while minimising operational downtime through the only permanent, dry quality welding solution in a non-hyperbaric underwater environment.

For further information:

Christian Lange
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

MARINE

26 April 2006

Companies Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

MANAGING DIRECTOR PRESENTATION

Attached is the presentation to be delivered by the Company's Managing Director, Mr Christian Lange, at today's General Meeting of shareholders to be held at 2:30 p.m. (WST).

Yours sincerely,

Kim Hogg
Company Secretary

att.

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA, 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au

NEPTUNE MARINE

Strategy For Growth

April 20th, 2006

Christian Lange - Managing Director



www.neptuneunderwaterwelding.com.au

Neptune Announces Strategy For Growth

- The Neptune Board of Directors has approved the implementation of a **Strategy for Growth**
- Neptune will significantly broaden the range of services delivered to its Merchant Marine, Defence and Marine Infrastructure clients
- Neptune will use its existing Australian presence to establish a foothold in the lucrative Oil & Gas industry.
- **Strategy for Growth** to be driven both organically, and fast-tracked through strategic acquisitions


NEPTUN
MARINE

Neptune Services

- Alongside its unique NEPSYS dry underwater welding technology, Neptune will develop and acquire new products and services to enable it to provide an end-to-end solution for customers


Project Management
Underwater Inspection
Underwater Test / NDT
Underwater Repair
Dry Underwater Weld
Underwater Paint
Corrosion Management

- Neptune is expanding its operational capability to provide a full set of asset integrity services that include; inspection, underwater NDT, maintenance and repair to subsea infrastructure


NEPTUN
MARINE

Target Market Sectors

- **Oil & Gas sub-sea services**
  - Oil & Gas market an immediate priority - a major driver of future growth
  - Oil & Gas is the most lucrative market for sub-sea services
  - Neptune will use its national presence to build business in Australia and Asia, before targeting the Gulf of Mexico, which is the largest global market
- **Defence and Merchant Marine, Australia**
  - Class society approvals, and recognition for high quality in-situ repairs
  - Good relationships and strong track record with Royal Australian Navy
  - Rapid-response work that substitutes for dry-docking, and will continue to deliver high margins
  - Neptune will expand its client base for dry underwater welding, underwater painting and general repair work for defence and merchant ships in Australia
- **NEPSYS worldwide**
  - Neptune will continue to penetrate and expand dry underwater welding market worldwide


NEPTUN
MARINE

Implementation Time Frame

Markets & Customers

Phase 1: 2006-2007

Develop core markets

- **Services development:** Full sub sea inspection, maintenance and repair services in the oil and gas and ship repair industries: Australia
- **Market penetration:** Dry underwater welding to oil and gas and shipping industries: Australia, Gulf of Mexico, Asia, Latin America

Phase 2: 2007 -

Grow core markets

- **Core business:** Full sub sea inspection, maintenance and repair services in the oil and gas industry: Australia, Gulf of Mexico, Asia
- **Secondary business:** Underwater ship repair for merchant and naval vessels: Australia, Singapore

Products

Continue to commercialise NEPSYS - dry underwater welding technology

To support market penetration and growth

Operations

Build capability and resources

To support market penetration and growth

NEPTUN MARINE

Phase One

2006/7 NMS SERVICES / MARKETS MIX

■ Phase 1

Design › Construction › Operate › Maintain › Decommission

Current Core Services: Dry Under-water Weld, Underwater Paint

Current Core Markets: Shipping – Australia, Merchant; RAN

	Project Management	Underwater Inspection	Underwater Test / NDT	Underwater Repair	Dry Under-water Weld	Underwater Paint	Corrosion Defence
Oil & Gas							
Australia	■	■	■	■	■	■	■
Asia					■	■	
Gulf of Mexico					■	■	
Rest of World					■	■	
Shipping					■	■	
Australia, Merchant	■	■	■	■	■	■	■
RAN	■	■	■	■	■	■	■
Singapore					■	■	
Rest of World					■	■	
Water Utilities					■		
Australia					■		
Marine Infrastructure					■		
Australia					■		


NEPTUN

Phase Two

2010 NMS SERVICES / MARKETS MIX

Phase 2: Core markets
Phase 2:Secondary markets

Design → Construction → Operate → Maintain → Decommission

Current Core Services

	Project Management	Underwater Inspection	Underwater Test / NDT	Underwater Repair	Dry Under-water Weld	Underwater Paint	Corrosion Defence
Oil & Gas							
Australia							
Asia							
Gulf of Mexico							
Rest of World							
Shipping							
Australia, Merchant							
RAN							
Singapore							
Rest of World							
Water Utilities							
Australia							
Marine Infrastructure							
Australia							

Future Core Markets

Current Core Markets


NEPTUN
MARINE

Objectives For Acquisition Agenda

- Build client base in target market sectors
- Provide channels to market for NEPSYS
- Fast track Neptune's capabilities to deliver a fully integrated range of sub-sea services
- Deliver stable and recurring revenue streams
- Improve the quality of earnings


NEPTUN
MARINE

Management Team

- Management team is in place to deliver the Strategy for Growth,
- New appointments have added significant oil and gas industry expertise to existing shipping & defence experience:
  - Christian Lange, Managing Director
    - 16 years, Vice President with global oilfield services group Schlumberger
    - MD/CEO of SDS
  - Geoff O'Connor, Marketing & Business Development Director
    - Lloyds Register
    - 12 years with Shell


NEPTUN
MARINE

The Board

- New appointments to board have added also added oil and gas industry expertise:
  - David Agostini
    - Woodside, General Manager Of Operations
    - Shell, Deputy Manager, The Hague
    - Adjunct Professor, UWA School of Oil and Gas Engineering
- David Agostini will be actively reviewing the skills composition of the board to support growth


NEPTUN
MARINE

Summary

- Neptune Marine Services (NMS) will focus on a business strategy of delivery of sub-sea inspection, maintenance and repair services to the Oil and Gas and secondary markets by building off the NEPSYS dry underwater welding technology and associated services

- The strategy is a two phase approach of 1) penetrating then 2) growing core markets through a strong branding and business development strategy whilst commercialising the dry underwater welding technology (NEPSYS) and building the organisation capability to deliver on the strategy

- The target markets of Oil and Gas offer large markets where a need exists along with the smaller markets of the Australian Navy (RAN) and merchant navy where application of the NEPSYS solution is competitive in underwater ship repair


NEPTUN

Summary

- The implementation into these core markets can be achieved by a mix of organic and acquisition opportunities.

- The technology development strategy for the NEPSYS system is focussed on enhancing penetration into the Oil and Gas market and secondary markets. This is a market driven technology strategy based on the prioritised markets

- NMS needs to broaden and deepen its people, asset and organisation capability to deliver this strategy. A mix of organic investment and acquisition opportunities will support this development


NEPTUN
MARINE

MARINE

26 April 2006

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

OUTCOME OF GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, we wish to advise the following outcomes of the resolutions considered at the Company's General Meeting of shareholders held earlier today:

Resolution 1: Issue of options to Mr Christian Lange

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	8,994,652
AGAINST:	585,085
ABSTAIN:	31,260
DISCRETIONARY:	110,966
	9,721,963

Resolution 2: Issue of options to Mr Michael David Agostini

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	8,996,652
AGAINST:	583,085
ABSTAIN:	31,260
DISCRETIONARY :	110,966
	9,721,963

Yours faithfully

Kim Hogg
Company Secretary

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN	Quarter ended ("current quarter")
76 105 665 843	**31 MARCH 2006**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		909	1,237
1.2	Payments for	(a) staff costs	(290)	(1,068)
		(b) advertising and marketing	(36)	(161)
		(c) research and development	(79)	(184)
		(d) leased assets	-	-
		(e) other working capital	(653)	(1,370)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		23	80
1.5	Interest and other costs of finance paid		(3)	(9)
1.6	Income taxes paid		-	-
1.7	Other (EMDG & other Grant proceeds)		113	246
	Net operating cash flows		**(16)**	**(1,229)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(16)**	**(1,229)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(36)	(99)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	3
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(36)**	**(96)**
1.14	**Total operating and investing cash flows**	**(52)**	**(1,328)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc (net)	475	476
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	188
1.18	Repayment of borrowings	(38)	(113)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**437**	**551**
	Net increase (decrease) in cash held	**385**	**(774)**
1.21	Cash at beginning of quarter/year to date	1,380	2,539
1.22	Exchange rate adjustments to item 1.21	-	-
1.23	**Cash at end of quarter**	**1,765**	**1,765**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(143)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

- Directors' remuneration (117)
- Fees for marine services provided by director-related entity (26)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	NIL	NIL
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	648	180
4.2	Deposits at call	1,117	1,200
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	1,765	1,380

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Managing Director) Date: **28 April 2006**

Print name: **Christian Lange**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

MARCH 2006 QUARTERLY REPORT

PERTH, WA **FRIDAY 28 APRIL 2006**

The Company's Cashflow Report for the three months to 31 March 2006 is attached - another successful quarter in which more than $900,000 in revenues were received and significant corporate changes were made.

Highlights March 2006 Quarter:

- Bahamian ship repair project successfully completed at Port Kembla, NSW, confirming the potential for Neptune's underwater welding technology;
- Appointment of new Managing Director, Mr Christian Lange;
- Appointment of new Non-Executive Director, Mr David Agostini;
- Completion of initial contract in lucrative oil and gas maintenance market;
- Completion of the Company's first hull painting contract through the Australian Navy at Garden Island, WA.

Bahamian ship repair project

Neptune Marine Services Limited's underwater dry weld system (NEPSYS) was chosen to repair a fully-laden 20,000 tonne cargo ship at Port Kembla, New South Wales. The project, undertaken in March, saw NEPSYS offer a permanent solution to the hull defect, enabling the repairs to be carried out in situ, with the vessel fully laden and minimal impact on its operational schedule.

Cocos Island Repair Contract

A fuel line repair contract in the Cocos Islands was effected in January, delivering the Company its first breakthrough into the lucrative oil and gas repair and maintenance market.

The breakthrough contract – awarded by a leading oil, gas, energy and shipping multinational – was also the first international work for Neptune Marine. Securing the contract enabled Neptune to demonstrate the practical application of its technology, as well as the versatility of NEPSYS to be able to be customised to accommodate unique project requirements.

The task involved repairing a 4" diameter, stainless steel subsea pipe positioned between 6 - 10 metres underwater. The Company's repair procedures for the project had to satisfy Australian Standards 4041 and 2885 and be ratified by an independent NATA approved testing company, as part of securing the Cocos Island contract.

Appointment of new Managing Director

Mr Christian Lange, a former international Vice President for the global oilfield services group, Schlumberger Limited, was appointed by Neptune Marine as Managing Director to drive the overseas expansion of Australia's only listed underwater welding group.

In a 16 year career with Schlumberger, Mr Lange held a range of senior executive positions responsible for operations, capital markets, marketing, business strategy and general management.

He is also a former Managing Director and Chief Executive Officer of the minerals based manufacturing and distribution company, SDS Corporation Limited, successfully executing that Company's restructuring and turnaround strategy.

In his most recent Vice President's position in New York and Paris with Schlumberger, Mr Lange was responsible for the group's key capital markets, merger and acquisitions advice and investor relations. He has also held senior management positions in operations, marketing and business strategy for the Middle East, North Africa and South America.

Further Board Appointment

Mr David Agostini, one of Australia's foremost national energy advisors and a specialist on the North West Shelf, was appointed as a Director to the Neptune Marine Board in February. Highly experienced in working with Government, universities and research groups, Mr Agostini is currently:

- Adjunct Professor at the School of Oil & Gas Engineering, University of WA
- Chairs the School's industry advisory board
- Chair of the Industry Reference Group supporting the WA State Government in reforming Western Power in WA, and
- Holds a similar position with the advisory board of the Australian Resources Research Centre.

His professional career includes positions as General Manager of Woodside's North West Shelf interests and General Manager of Operations, Woodside, covering the 3 Train LNG plant, domestic gas plant, North Rankin and Goodwin offshore platforms, the Cossack Pioneer floating production system and offshore drilling rigs.

Mr Agostini is also a former General Manager Gas for Woodside; and Deputy Strategy Manager for Shell in the Hague, covering downstream refining and LNG operations in the Americas, Africa and the Middle East.

Financial

- Cash holdings increased over the March 2006 quarter by $385K to $1,765K, due to improved operating cash flow and the exercise of options.
- Net operating cash outflow for the quarter was $16K, an improvement of $500K over the previous quarter. Receipts from customers of $909K included progress payment for the Cullen Bay project. Working capital payments of $653K increased in line with the increased project revenue.
- Other receipts of $113K relate to amounts received for the Commercial Ready Grant.
- Proceeds from financing activities of $475K reflected the exercise of 1.9M options at 25cents each.

CONTACT:
Christian Lange
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722